                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549

                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

                                In respect of its
            U.S. $3,000,000,000 4.75% Global Notes due April 30, 2004



                    Filed pursuant to Rule 3 of Regulation BW



                               Dated: May 3, 2001

         The following information regarding the U.S. $3,000,000,000 4.75% Global Notes due April 30, 2004 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, in the form of a Pricing Supplement relating to the Notes (the "Pricing Supplement"), attached hereto as Exhibit A, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 15,
2000) is already on file with the Securities and Exchange Commission.

     Item 1.  DESCRIPTION OF OBLIGATIONS

         (a)   U.S. $3,000,000,000 4.75% Global Notes due April 30, 2004.

         (b) The interest rate will be 4.75% payable semi-annually on the 30th of each of April and October, commencing on October 30, 2001 and through and including April 30, 2004.

         (c) Maturing April 30, 2004. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

         (d)   Not applicable.

         (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

         (f)   Not applicable.

         (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

         (h)   See Prospectus, pages 6-10.

         (i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045.


     Item 2.  DISTRIBUTION OF OBLIGATIONS

         As of April 25, 2001, the Bank entered into a Terms Agreement (attached hereto as Exhibit B) with J.P. Morgan Securities Ltd., Merrill Lynch, Pierce, Fenner & Smith

     Incorporated, UBS AG, acting through its business group UBS Warburg, Credit Suisse First Boston (Europe) Limited, Daiwa Securities SMBC Europe Limited, Goldman, Sachs & Co., HSBC Securities (USA) Inc., Morgan Stanley & Co. International Limited, Nomura International plc, Royal Bank of Canada Europe Limited, Salomon Smith Barney Inc., Sanwa International plc, and Charles Schwab & Co., Inc. (collectively, the "Managers"), pursuant to which the Bank agreed to issue, and the Managers agreed to purchase, a principal amount of the Notes aggregating U.S. $3,000,000,000 at 99.914% of par, less commissions of 0.075%. The
     Notes were offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. The delivery of the Notes was made on April 30, 2001.

         The Terms Agreement provides that the obligations of the Managers were subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

         The Managers offered the Notes to the public at the public offering price of 99.914%.

     Item 3.  DISTRIBUTION SPREAD


              Price to                  Selling Discounts     Proceeds to the Bank(1)
               Public                    and Commissions      -----------------------
               ------                    ----------------
          Per Unit: 99.914%                   0.075%                   99.839%
     Total: U.S. $2,997,420,000          U.S. $2,250,000        U.S. $2,995,170,000


     Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

         None

     Item 5.  OTHER EXPENSES OF DISTRIBUTION

         As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

     Item 6.  APPLICATION OF PROCEEDS

         The net proceeds will be used in the general operations of the Bank.

     Item 7.  EXHIBITS

                  A. Pricing Supplement dated April 25, 2001.

                  B. Terms Agreement dated April 25, 2001.

--------
(1)   Without deducting expenses of the Bank, which are not yet known.

                                                                     EXHIBIT A


                               PRICING SUPPLEMENT
                                       AND
                             SUPPLEMENTAL PROSPECTUS


             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                          Global Debt Issuance Facility

                                     No. 892

            U.S. $3,000,000,000 4.75% Global Notes due April 30, 2004




                                    JPMORGAN
                               MERRILL LYNCH & CO.
                                   UBS WARBURG
                           CREDIT SUISSE FIRST BOSTON
                      DAIWA SECURITIES SMBC EUROPE LIMITED
                              GOLDMAN, SACHS & CO.
                                      HSBC
                           MORGAN STANLEY DEAN WITTER
                         NOMURA SECURITIES RBC DOMINION
                         SECURITIES SALOMON SMITH BARNEY
                             SANWA INTERNATIONAL PLC
                           CHARLES SCHWAB & CO., INC.

             The date of this Pricing Supplement is April 25, 2001.

This document ("Pricing Supplement") is issued to give details of an issue by International Bank for Reconstruction and Development (the "Bank") under its Global Debt Issuance Facility.

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated 7 October, 1997, and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

TERMS AND CONDITIONS

The following items under this heading "Terms and Conditions" are the particular terms that relate to the issue that is the subject of this Pricing Supplement. These are the only terms that form part of the form of Notes for such issue.


 1.    No.:                                               892

 2.    Aggregate Principal Amount:                        U.S.$3,000,000,000

 3.    Issue Price:                                       99.914 percent

 4.    Issue Date:                                        April 30, 2001

 5.    Form of Notes
       (Condition 1(a)):                                  Fed Bookentry only (not exchangeable for Definitive
                                                          Fed Registered Notes, Conditions 1(a) and 2(b) notwithstanding)

 6.    Authorized Denomination(s)
       (Condition 1(b)):                                  U.S. $1,000 and integral multiples of U.S. $1,000 in
                                                          excess thereof.

 7.    Specified Currency
       (Condition 1(d)):                                  United States dollars (U.S.$)

 8.    Maturity Date                                      April 30, 2004
       (Conditions 1(a) and 6(a);
       Fixed Interest Rate):

 9.    Interest Basis
       (Condition 5):                                     Fixed Interest Rate




10. Fixed Interest Rate (Condition 5(I)):

       (a)  Interest Rate:                                4.75 percent per annum

       (b)  Fixed Rate Interest Payment                   Each April 30 and October 30,
             Date(s):                                     commencing on October 30, 2001 and ending April 30, 2004

11. Relevant Financial Center:                            New York

12. Relevant Business Day:                                New York

13. Issuer's Optional Redemption
       (Condition 6(e)):                                  No

14. Redemption at the Option of the
       Noteholders (Condition 6(f)):                      No

15. Governing Law:                                        New York


OTHER RELEVANT TERMS

 1.    Listing (if yes, specify Stock
       Exchange):                                         Luxembourg Stock Exchange

 2.    Details of Clearance System
       Approved by the Bank and the Global Agent and
       Clearance and Settlement
       Procedures:                                        U.S. Federal Reserve Banks Bookentry system;
                                                          Euroclear; Clearstream Banking, societe anonyme

 3.    Syndicated:                                        Yes





 4.    If Syndicated:

       (a)        Liability:                              Several and not joint

       (b)        Lead Managers:                          J.P. Morgan Securities Ltd.
                                                          Merrill Lynch, Pierce, Fenner & Smith
                                                          Incorporated
                                                          UBS AG, acting through its business
                                                          group UBS Warburg

       (c)        Stabilizing Manager                     UBS AG, acting through its business group
                                                                        UBS Warburg

 5.    Commissions and Concessions:                       0.025% combined management and underwriting
                                                          commission; 0.05% selling commission

 6.    Codes:

       (a)     Common Code:                               12887469
       (b)     ISIN:                                      US459056QH38
       (c)     CUSIP:                                     459056QH3


 7.    Identity of Dealer(s)/Manager(s):                  J.P. Morgan Securities Ltd.
                                                          MerrillLynch, Pierce, Fenner & Smith
                                                                  Incorporated
                                                          UBS AG, acting through its business group
                                                                  UBS Warburg
                                                          Credit Suisse First Boston (Europe)
                                                                  Limited
                                                          Daiwa Securities SMBC Europe Limited
                                                          Goldman, Sachs & Co.
                                                          HSBC Securities (USA) Inc.
                                                          Morgan Stanley & Co. International
                                                                  Limited
                                                          Nomura International plc
                                                          Royal Bank of Canada Europe Limited
                                                          Salomon Smith Barney Inc.
                                                          Sanwa International plc
                                                          Charles Schwab & Co., Inc.





 8.        Other Address at which Bank
           Information Available:                         None


GENERAL INFORMATION

The Bank's most recent Information Statement was issued on September 15, 2000.

SUPPLEMENTAL PROSPECTUS INFORMATION

The Prospectus is hereby supplemented with the following information, which shall be deemed to be incorporated in, and to form part of, the Prospectus.

RECENT DEVELOPMENTS

Effective March 1, 2001, the Bank has placed all of its loans to, or guaranteed by, the Republic of Cote d'Ivoire in non-accrual status. As of this date, the principal amount outstanding on Bank loans to the Republic of Cote d'Ivoire was approximately US$592 million, or 0.5 percent of the Bank's total outstanding loans, and overdue payments totaled US$74.9 million. As a result of the Republic of Cote d'Ivoire's loans entering non-accrual status, the Bank increased its loan loss provisions with respect to these loans by US$146.5 million. That action, together with a charge of approximately US$45 million for interest payments and charges not received, will reduce the Bank's net income for FY2001 by approximately US$191.5 million. The Bank's net income for the fiscal year ended June 30, 2000 was US$2 billion.

           INTERNATIONAL BANK FOR RECONSTRUCTION
              AND DEVELOPMENT


           By:__________________________________
              Authorized Officer

                             INTERNATIONAL BANK FOR
                         RECONSTRUCTION AND DEVELOPMENT
                                1818 H Street, NW
                              Washington, DC 20433

                                  FISCAL AGENT
                        Federal Reserve Bank of New York
                               33 Liberty Street
                               New York, NY 10045



                         LEGAL ADVISORS TO THE MANAGERS
                              Sullivan & Cromwell 1
                          701 Pennsylvania Avenue, NW
                              Washington, DC 20006

                                                                     EXHIBIT B


                          TERMS AGREEMENT NO. 892 UNDER
                                  THE FACILITY

                                                            As of April 25, 2001

International Bank for Reconstruction
and Development
1818 H Street, N.W.
Washington, D.C.  20433

                  The undersigned agree to purchase from you (the "Bank") the Bank's 4.75% Global Notes Due April 30, 2004 (the "Notes") described in the Pricing Supplement, dated as of the date hereof in the form of Annex I hereto (the "Pricing Supplement") at 11:00 a.m. New York time on April 30, 2001 (the "Settlement Date") at an aggregate purchase price of US$2,995,170,000 (which is 99.839% of the aggregate principal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

                  When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

                  The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

                  The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from each of Sullivan & Cromwell and Deloitte & Touche Tohmatsu (International Firm) addressed to the Managers and giving the Managers full benefit of the existing validity opinion or accountants' letter (as the case may be) of such firm as of the respective date of such existing validity opinion or accountants' letter.

                  Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

 1. The Bank agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.914 percent less a management and underwriting fee of 0.025 percent of the principal amount and a selling concession of 0.05 percent of the principal amount).

          The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:


          Name                            Principal Amount J.P.
          ----                            ---------------------
          Morgan Securities Ltd.                 873,000,000
          Merrill Lynch, Pierce,
             Fenner & Smith Incorporated         873,000,000
          UBS AG, acting through its
             business group UBS Warburg          874,000,000
          Credit Suisse First Boston
             (Europe) Limited                     40,000,000
          Daiwa Securities SMBC Europe
             Limited                              40,000,000
          Goldman, Sachs & Co.                    40,000,000
          HSBC Securities (USA) Inc.              40,000,000
          Morgan Stanley & Co.
             International Limited                40,000,000
          Nomura International plc                40,000,000
          Royal Bank of Canada Europe
             Limited                              40,000,000
          Salomon Smith Barney Inc.               40,000,000
          Sanwa International plc                 40,000,000
          Charles Schwab & Co., Inc.              20,000,000

 2. Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of

         New York: ABA No.021-000-021 (CHASE NYC/WARMBS); and payment of the purchase price specified above in immediately available funds to the Bank's account at the Federal Reserve Bank of New York: ABA No. 021-081-1383 (IBRD A-General).

 3. In accordance with the provisions of Section 4(e) of the Standard Provisions, the Managers have appointed UBS AG, acting through its business group UBS Warburg, as Stabilizing Manager with respect to this issue of Notes.

 4. The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

 5. In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

 6. Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

          For purposes hereof, the notice details of each of the undersigned are as follows:

                   c/o UBS AG, acting through its business group
                                    UBS Warburg
                   One Finsbury Avenue
                   London EC2M 2PP
                   United Kingdom

                   Attention:   MTNs and Private Placements
                   Telephone:   +44 207 567 2324
                   Fax:         +44 207 568 3349

 7. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

      All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

      This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

     This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

          J.P. MORGAN SECURITIES LTD.
          MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED UBS AG, acting through its business group UBS WARBURG CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED DAIWA SECURITIES SMBC EUROPE LIMITED GOLDMAN, SACHS & CO. HSBC SECURITIES (USA) INC.

          MORGAN STANLEY & CO. INTERNATIONAL LIMITED NOMURA INTERNATIONAL PLC ROYAL BANK OF CANADA EUROPE LIMITED SALOMON SMITH BARNEY INC.
          SANWA INTERNATIONAL PLC CHARLES SCHWAB &
          CO., INC.
                   (the "Managers")

          BY:      J.P. MORGAN SECURITIES LTD.
                   MERRILL LYNCH, PIERCE, FENNER & SMITH   INCORPORATED
                   UBS AG, acting through its business group UBS WARBURG (the "Lead Managers")

                   By:  UBS AG, acting through its business group UBS WARBURG


                   By:___________________________
                      Name:
                      Title:


CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION
     AND DEVELOPMENT


By:____________________________
   Name:
   Title:  Authorized Officer